Exhibit 2

EXHIBIT 2

OPTION AGREEMENT

This OPTION AGREEMENT (this “Agreement”) is entered into as of September 2, 2026 (the “Effective Date”) by and between Ultra AI Holdings LLC, a Delaware limited liability company (the

“Grantor”), and YA II PN Ltd., a Cayman Islands exempted company (“YA II” or the “Optionee”). The

Grantor and the Optionee are each a “Party” and together, the “Parties.”

RECITALS

WHEREAS, as of the Effective Date, the Grantor owns five million (5,000,000) shares of common stock of Ives Ultra AI Opportunities Inc., a portion of which is expected to be forfeited in connection with the initial public offering of the Fund and a further portion of which is expected to be forfeited in connection with a tender offer to be conducted by or with respect to the Fund following the IPO; and

WHEREAS, the Grantor desires to grant to the Optionee, and the Optionee desires to accept, an option to acquire newly issued membership interests in the Grantor such that, upon exercise, the Optionee will own fifty percent (50%) of the issued and outstanding membership interests in the Grantor;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

1.             Definitions. Capitalized terms used in this Agreement have the meanings specified in this Section 1 or elsewhere in this Agreement.

1.1            Affiliate. “Affiliate” means, with respect to the Optionee, any entity that directly or indirectly controls, is controlled by, or is under common control with the Optionee.

1.2            Closing. “Closing” means the closing of the exercise of the Option pursuant to Section 5.

1.3            Exercise Notice. “Exercise Notice” means the written notice delivered by the Optionee to the Grantor pursuant to Section 5 to exercise the Option.

1.4            Exercise Price. “Exercise Price” means One Hundred Thousand Dollars ($100,000).

1.5            Fund. “Fund” means Ives Ultra AI Opportunities Inc.

1.6            Fund Shares. “Fund Shares” means the five million (5,000,000) shares of common stock of the Fund owned by the Grantor as of the Effective Date, together with any securities received by the Grantor in respect of, or in exchange or substitution for, such shares as a result of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, merger, consolidation, exchange of shares, forfeiture, or similar transaction, in each case to the extent then owned by the Grantor.

1.7            Grantor Operating Agreement. “Grantor Operating Agreement” means the Amended and Restated Limited Liability Company Agreement of the Grantor dated September 2, 2026, in the form attached hereto as Exhibit A.

1.8            IPO. “IPO” means the initial public offering of the Fund.

1.9            Option. “Option” means the exclusive right and option granted by the Grantor to the Optionee pursuant to Section 2 to purchase the Option Interests.

1.10          Option Interests. “Option Interests” means such number of newly issued membership interests in the Grantor as will cause the Optionee to own the Option Percentage immediately following the Closing in accordance with the Grantor Operating Agreement.

1.11          Option Percentage. “Option Percentage” means fifty percent (50%) of all issued and outstanding membership interests in the Grantor immediately following the Closing.

2.              Grant of Option. The Grantor hereby irrevocably grants to the Optionee the Option. The Option is exercisable in full, but not in part, on the terms and subject to the conditions set forth in this Agreement.

3.              Exercise Price. The Optionee will pay the Exercise Price at the Closing in accordance with Section 5.

4.              Exercise Period. The Option may be exercised at any time on or after the date that is ninety (90) days after the closing of the IPO, provided that the issuance of the Option Interests at such time would not violate applicable law or any binding transfer restriction applicable to the Grantor; provided, however, that the Grantor shall use commercially reasonable efforts to remove or obtain a waiver of any such restriction that would otherwise prevent the Optionee from exercising the Option. The Option will remain in effect until the earlier of (a) exercise of the Option in full and (b) termination of this Agreement by written agreement of the Parties. For the avoidance of doubt, in no event may the Option be exercised earlier than ninety (90) days after the closing date of the IPO.

5.              Exercise and Closing. The Optionee may exercise the Option by delivering an Exercise Notice to the Grantor. The Closing will take place within ten (10) business days after delivery of the Exercise Notice, or at such other time as the Parties may agree in writing. At the Closing, (a) the Optionee will pay the Exercise Price by wire transfer of immediately available funds to the account designated by the Grantor, and (b) the Grantor will issue the Option Interests to the Optionee, update its books and records to reflect the Optionee as the owner of the Option Percentage, and execute and deliver any amendments, restatements, joinders, or other documents reasonably necessary to admit the Optionee as a member, reflect the Option Percentage, and cause the Grantor’s limited liability company agreement to govern the rights and obligations of the members from and after the Closing.

6.              Grantor Covenants(a) From the Effective Date until the Option is exercised or this Agreement is terminated, the Grantor will not, (a) issue or agree to issue any membership interests or other equity interests, other than the Option Interests, (b) make any distribution to its members, (c) sell, assign, transfer, convey, exchange, pledge, hypothecate, grant any lien or security interest in, encumber, or otherwise dispose of any Fund Shares or any other material asset, or enter into any agreement or arrangement to do any of the foregoing, except for any forfeiture, cancellation, or surrender required by applicable law or pursuant to a binding agreement or arrangement in effect on the Effective Date and disclosed to the Optionee in writing prior to the Effective Date, (d) amend, modify, or waive any provision of the Grantor Operating Agreement or other organizational documents, (e) merge, consolidate, or enter into any business combination, or (f) permit or recognize any transfer of any membership interest in the Grantor, (g) dissolve, liquidate, or wind up, or (h) take any action the purpose or effect of which is to circumvent, impair, or deprive the Optionee of the benefit of the Option.

 (b) The Grantor will (a) maintain its existence and good standing under the laws of the State of Delaware, (b) preserve and maintain the Fund Shares in accordance with the Grantor Operating Agreement and other organizational documents, (c) promptly notify the Optionee of any material change in the number or nature of the Fund Shares, any proposed forfeiture, tender offer, or similar transaction affecting the Fund Shares, and any material litigation, claim, or proceeding involving the Grantor or the Fund Shares, and (d) provide the Optionee with reasonable access to information regarding the Grantor and the Fund Shares upon request.

7.              Representations and Warranties; Indemnification. (a) Each Party represents and warrants to the other that it is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, has full power and authority to execute, deliver, and perform this Agreement, and that this Agreement constitutes its legal, valid, and binding obligation, enforceable against it in accordance with its terms. The Grantor further represents and warrants that (a) as of the Effective Date, it is the sole record and beneficial owner of the Fund Shares, free and clear of all liens, security interests, claims, and encumbrances, other than restrictions arising under applicable securities laws, the organizational documents of the Fund, the terms of the IPO, and any other agreements or arrangements disclosed to the Optionee, (b) it has full power and authority to issue the Option Interests, and (c) when issued and paid for in accordance with this Agreement, the Option Interests will be validly issued and will constitute the Option Percentage, free and clear of all liens, claims, and encumbrances other than restrictions arising under applicable securities laws or the organizational documents of the Grantor.

(b) The Grantor agrees to indemnify, defend, and hold harmless the Optionee and its Affiliates and their respective directors, officers, employees, agents, successors, and assigns from and against any and all losses, damages, liabilities, costs, and expenses (including reasonable attorneys’ fees) arising out of or resulting from (a) any breach of any representation, warranty, covenant, or agreement of the Grantor contained in this Agreement, or (b) any fraud or intentional misrepresentation by the Grantor.

8.              General Provisions.

8.1            Specific Performance The Parties acknowledge that money damages may not be an adequate remedy for a breach of this Agreement and that the Optionee will be entitled to specific performance, injunctive relief, and other equitable remedies, without the necessity of proving actual damages or posting any bond or other security, in addition to any other remedies available at law or in equity.

8.2            Notices. Any notice under this Agreement must be in writing and delivered personally, by nationally recognized overnight courier, or by email to the address or email address set forth on the signature page (or to any replacement address or email address designated by notice). Notice will be effective upon receipt.

8.3            Assignment. Neither Party may assign this Agreement or any of its rights or obligations under this Agreement without the prior written consent of the other Party, except that the Optionee may assign its rights under this Agreement, in whole or in part, to an Affiliate upon written notice to the Grantor. This Agreement will bind and benefit the Parties and their respective permitted successors and assigns.

8.4            Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the Parties with respect to its subject matter and supersedes all prior written and oral understandings and agreements relating to that subject matter. This Agreement may be amended only by a writing signed by both Parties.

8.5            Governing Law; Severability. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict-of-laws principles. If any provision is held unenforceable, the remaining provisions will remain in effect, and the unenforceable provision will be modified to the minimum extent necessary to make it enforceable while preserving the Parties’ intent as closely as possible.

8.6            Further Assurances. Each Party will execute and deliver such additional documents and take such further actions as may be reasonably necessary to carry out this Agreement.

8.7            Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which will be deemed an original and all of which together will constitute one agreement. Signatures delivered electronically or in PDF form will be effective as originals.

SIGNATURES

IN WITNESS WHEREOF, the Parties have executed this Option Agreement as of the Effective Date.

ULTRA AI HOLDINGS LLC

By:	/s/ Ed Leathers
Name: Ed Leathers
Title: Authorized Signatory

YA II PN Ltd.

By:	Yorkville Advisors Global, LP

By:	Yorkville Advisors Global II, LLC
Its: General Partner

By:	/s/ Troy Rillo
Name: Troy Rillo
Title: Manager